DREW INDUSTRIES INCORPORATED

2003 ANNUAL REPORT

Quality Products for RECTIONAL VEHICLES and MANUFACTURED HOMES

CORPORATE PROFILE

CORPORATE PROFILE

Drew, through its wholly-owned subsidiaries, Kinro, Inc., and Lippert Components, Inc., is a leading national supplier of a wide variety of components for recreational vehicles and manufactured homes. Drew manufactures windows, doors, chassis, RV slide-out mechanisms and power units, electric stabilizer jacks, and bath and shower units.

Drew sells to nearly all of the leading producers of both RVs and manufactured homes, and is the market share leader in most of its product categories. Drew’s 2,900 employees, at 41 facilities in the United States and one in Canada, provide customers with outstanding service and quality products at competitive prices, while maintaining the highest operating efficiencies.

The management of Drew is committed to acting ethically and responsibly, and to providing full and accurate disclosures to the Company’s stockholders, employees and other stakeholders.

......Record Sales and
PROFITS IN 2003

FINANCIAL HIGHLIGHTS

        The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical Consolidated Financial Statements and Notes thereto included herein:

	Years Ended December 31,

(In thousands, except per share amounts)	2003	2002	2001	2000		1999

Operating Data:
Net sales	$353,116	$325,431	$254,770	$253,129		$268,951
Operating profit	$34,277	$29,213	$20,345	$17,067		$33,269
Income from continuing operations
before income taxes and cumulative
effect of change in accounting principle	$31,243	$25,647	$16,194	$13,646		$30,595
Provision for income taxes	$11,868	$9,883	$6,364	$5,652		$12,105
Income from continuing operations
before cumulative effect of change
in accounting principle	$19,375	$15,764	$9,830	$7,994		$18,490
Discontinued operations(1) (net of taxes)	$48	$(200)	$(896)	$(6,447)	(2)	$(1,299)
Cumulative effect of change in accounting
principle for goodwill (net of taxes)		$(30,162)
Net income (loss)	$19,423	$(14,598)	$8,934	$1,547		$17,191
Income (loss) per common share:
Income from continuing operations:
Basic	$1.92	$1.61	$1.02	$.77		$1.62
Diluted	$1.88	$1.57	$1.02	$.77		$1.62
Discontinued operations:
Basic		$(.02)	$(.10)	$(.62)		$(.11)
Diluted		$(.02)	$(.10)	$(.62)		$(.11)
Cumulative effect of change in accounting
principle for goodwill:
Basic		$(3.08)
Diluted		$(3.01)
Net income (loss):
Basic	$1.92	$(1.49)	$.92	$.15		$1.51
Diluted	$1.88	$(1.46)	$.92	$.15		$1.51
Financial Data:
Working capital	$29,700	$24,067	$12,816	$23,400		$42,669
Total assets	$160,104	$145,396	$156,975	$159,298		$156,044
Long-term obligations	$27,737	$39,102	$43,936	$58,275		$46,451
Stockholders’ equity	$93,653	$70,104	$81,210	$72,164	(3)	$84,089

(1)	Refers to the operations of the Company’s discontinued axle and tire refurbishing operation.

(2)	After a non-cash charge of $6.9 million in 2000 to reflect an impairment related to the Company’s axle and tire refurbishing operation.

(3)	In 2000, the Company purchased treasury stock for $13.5 million.

DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 1

DEAR STOCKHOLDER:

We are pleased to report that 2003 was the best year in our history, marked by sales growth, record profitability, market share gains and new product introductions.

        Drew Industries reported a 23 percent increase in income from continuing operations to a record $19.4 million, or $1.88 per diluted share, in 2003. Net sales grew 9 percent to a record $353 million, driven by our recreational vehicle (“RV”) products segment, which continues to outperform overall growth in the RV industry. In fact, we gained market share in all our RV product lines and continue to add complementary lines through new product development, as well as acquisitions.

        Our market share gains, along with new product introductions, superior customer service and stringent cost controls combined to yield a truly outstanding year for Drew, particularly in view of the continuing decline in the manufactured housing industry. Yet, even as the manufactured housing market continued to decline, down 65 percent from its high five years ago, we were able to maintain our margins and stay profitable in this segment.

OUTPACING THE MARKET

        In 2003, RV industry shipments of both towable RVs and motorhomes increased 3 percent to 321,000 units, following a 21 percent increase in 2002. Industry shipments in Drew’s primary market, travel trailers and fifth wheel RVs, have been stronger than other RV categories, increasing more than 9 percent to 214,000 units during 2003.

        Outpacing industry growth, sales by Drew’s RV products segment increased 28 percent to $219.5 million for 2003. These results were bolstered by Drew’s continued market share gains, particularly in slide-out mechanisms, the addition of new products, and to a lesser extent, the effects of the two recent acquisitions. The Company’s RV segment accounted for 62 percent of consolidated sales and 63 percent of consolidated segment operating profit for 2003.

        Net sales by the Company’s MH segment declined 13 percent to $133.6 million for 2003. These results were better than the industry-wide 22 percent decline in production of manufactured homes to 131,000 homes in 2003. Despite the decline in sales, the segment was profitable and the operating margin of this segment was on par with last year.

        Notably, it appears the slump in the MH industry finally may be nearing the bottom. Industry sales fell only 17 percent in the fourth quarter of 2003 and only 9 percent in December 2003, compared to last year. Reports indicate that the level of repossessions of manufactured homes and the level of inventory of both repossessed homes and new homes have declined significantly from last year. These are all good signs for the industry. We believe that the quality and cost advantages of manufactured homes will result in a much stronger future for both the industry and Drew’s MH segment. In fact, we are advocating for an industry-wide awareness campaign, similar to the “Go RVing” promotion in the RV industry, to build the reputation of manufactured housing and its progress as a true segment of the real estate industry.

        On the new product front, Drew acquired certain assets and the specialty chassis and towable RV chassis business of ET&T Frames in October 2003. This acquisition, along with the Company’s July 2003 acquisition of specialty RV product maker LTM Manufacturing, had only a modest impact this year. However, both acquisitions were accretive to earnings on day one, and each represents a significant sales growth opportunity from their combined $11.5 million historical annual sales run-rate.

SHAREHOLDER VALUE CREATION

        2003 was also a year of milestones in enhancing shareholder value as we moved our stock listing to the New York Stock Exchange and were recognized by Institutional Shareholder Services’ (ISS) Corporate Governance Quotient, as scoring in the 99.9th percentile among the 5,500 companies rated. The NYSE should provide our stockholders with an excellent trading environment and a platform of greater liquidity and transparency. Likewise, the ISS rating reflects our long-standing commitment to corporate governance best practices.

Edward W. Rose, III and Leigh J. Abrams

        We also further strengthened our board of directors in 2003 with the appointment of David A. Reed as an independent director and chairman of the Audit Committee. David also serves on our Corporate Governance and Nominating Committee. David retired in 2000 as Senior Vice Chair for the international accounting firm Ernst & Young LLP and provides another highly experienced expert to Drew’s eight-member board, the majority of which are independent directors.

LOOKING AHEAD

        While we are confident about our growth prospects in 2004, increased steel prices remain a challenge. In mid-December 2003 and continuing into 2004, Drew was notified by its steel suppliers of unprecedented price increases, which have now aggregated more than 60 percent. In response to the steel price increases, we took quick action to limit the impact on our operations, and as a result, the steel price increase is expected to have only a minimal effect on 2004 results.

        In January 2004, the Company sold certain intellectual property rights related to a process used to manufacture a new composite material that is stronger, requires less maintenance, and has a better overall appearance than fiberglass. The sale price was $4 million, including a note of $3.9 million payable over five years. Drew anticipates that it will record a net gain of about $300,000 in the first quarter of 2004. Additional gains will be recorded in subsequent quarters as the $3.5 million balance of the note is collected.

        Simultaneously with the sale, Drew entered into an equipment lease and a license agreement with the buyer. As a result, our Better Bath division is expected to be able to compete favorably in the estimated $20 million market for fiberglass bathtub products for manufactured homes.

In the future, we anticipate introducing products using this same process for modular homes and recreational vehicles. While the introduction of these products will not have a significant impact on results for 2004, we do believe it’s an important opportunity for growth in 2005 and beyond.

        Our goal for 2004 will be to continue to gain market share with our innovative products for travel trailers and fifth wheel RVs, while at the same time accelerating growth in sales of our windows and recently introduced slide-out mechanisms and leveling systems for motorhomes.

        Finally, we recognize the contributions of Harvey J. Kaplan, our Treasurer and Secretary, who retired in 2003 after faithfully serving Drew for more than 34 years. Our heartfelt thanks go to Harvey and his family. Harvey has agreed to assist Drew on a consulting basis with the compliance requirements of the Sarbanes-Oxley Act, and we appreciate the opportunity to continue to tap his expertise. At the same time, we welcome Joseph S. Giordano III, who joined Drew this year as our new Treasurer and Corporate Controller. Prior to joining Drew, Joe spent 12 years at major public accounting firms.

        As always, we want to thank our employees for their dedication, creativity and hard work on behalf of Drew. We also recognize our suppliers, customers, and associates, all of whom played an important part in our exceptional results in 2003.

EDWARD W. ROSE, III
Chairman of the Board

LEIGH J. ABRAMS
President and Chief Executive Officer

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  3

OUR MARKETS & INDUSTRIES

Drew Industries is focused on serving the recreational vehicle and manufactured housing markets. Through our wholly-owned subsidiaries, Kinro and Lippert Components, Drew supplies both industries with a broad array of components, including windows, doors, chassis, RV slide-out mechanisms and power units, electric stabilizer jacks, and bath and shower units.

      From 41 facilities located throughout the U.S., and one in Canada, we supply most of the leading national manufacturers in these markets, such as customers like Cavalier, Champion, Clayton Homes, Coachmen, Fleetwood, Forest River, Oakwood Homes, Skyline, Thor and others. By leveraging highly efficient factories, state-of-the-art manufacturing technology and national purchasing power, Drew has positioned itself as the lowest-cost producer in both the markets it serves.

      At the same time, we have invested resources and made strategic acquisitions to enhance new product development and innovation, in order to ensure that our competitive advantage extends to market leadership. Our goals are simple:

•      Become the leading supplier of components and systems to the RV market

•     Enhance our position as a value-added supplier to the manufactured housing market

      We are accomplishing these objectives through operational discipline, a passionate drive for quality and customer service, forward-thinking innovation, and a focus on being a partner, not just a supplier, with our customers.

      Supporting our internal initiatives are two markets—RVs and manufactured homes—that are experiencing dramatically different cycles, yet represent equal growth opportunities for Drew. The recreational vehicle market is expanding due to positive economic developments, and more pronounced demographic trends. The manufactured housing market, in a slump for the past five years, is now showing signs of recovery. In both markets, Drew is poised to continue to build market share and extend our three-year trend of increasing profitability.

Kinro, our wholly-owned subsidiary, is America’s premier manufacturer of windows and doors for RVs and windows for manufactured homes, as well as a producer of bath products for the manufactured housing industry. Kinro enjoys a reputation in its markets as a total quality supplier and a leader in leveraging technology to develop new, innovative products.

Our wholly-owned subsidiary Lippert Components is a steel engineering and fabrication company serving the RV and manufactured housing industries. Lippert is the nation’s leading producer of chassis and chassis parts for towable RVs. Lippert also makes slide-out mechanisms and power units, leveling and electric stabilizer jacks, specialty slide-out components and other products for the RV market, as well as chassis and chassis parts for manufactured homes.

4
DREW PRODUCTS

      Our products are well known in our markets for quality, innovation and fair prices. This reputation has gained us market share and positioned Drew as an industry leader and national partner to our customers.

      Through both innovative R&D and acquisitions, Drew has introduced new product lines to customers over the last few years, including specialty chassis, slide-out mechanisms, and motorhome components for its recreational vehicle segment. We also have added bath products to our manufactured housing segment and are in the process of developing bath products for RVs as well. Here are some of the highlights:

Slide-out Systems

      Modern RVs include “slide-out” systems that literally move the walls of the recreational vehicle to expand the interior living space for added comfort while the RV is parked. With the touch of a button, slide-outs can significantly expand the living area of an RV and have become an important feature on most new RVs. Drew’s slide-out mechanisms sales grew from prototypes just two years ago to approximately $37 million in 2003.

      With the acquisition of LTM Manufacturing by Drew in July 2003, we now offer an expanded product line in specialty slide-out systems, including decks, storage units, battery trays and other convenience products.

Bath & Shower

      Drew’s Better Bath division currently produces thermoplastic bath and shower units for manufactured homes and is working to expand its product line into the RV market. Our bath and shower products have a reputation for high quality and technological innovation.

      Better Bath recently announced that it will be introducing bath and shower products using a new composite material that serves as an alternative to fiberglass bath products which the Company does not make. Products manufactured with this new composite material have been shown to be stronger, require less maintenance and have an overall better appearance and performance than traditional fiberglass products.

      We intend to introduce this new composite bath product first to the manufactured housing industry, then to the RV and other markets.

Chassis

      A chassis is the frame or structure upon which the RV is built. Drew is recognized as the industry leader in the production of RV chassis, a position it strengthened with new innovations and market share gains in 2003.

       With the acquisition in October 2003 of ET&T Frames, Drew has expanded its chassis product line in specialty trailer units, consisting of park models, office units, and cargo trailers.

DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 5
RECREATIONAL VEHICLES

demographics favor GROWTH OF RV industry The above photo shows an RV slide-out mechanism.

 $220 million
Through new product introductions, market share gains and acquisitions, Drew’s sales of RV products have more than doubled, to nearly $220 million, in the last two years.

      Nearly 7 million families in the United States will “Go RVing” this year in a recreational vehicle, and more families are expected to join them over the next decade.

      Demographic trends favor continuing growth in the RV industry, as demand for RVs has historically been strongest among the 50 and over age group, the fastest growing segment of the U.S. population. By the year 2010, there will be about 46 million households in this category, an increase of 25 percent over the number of households in 2000.

      Drew produces a growing line of components for RVs, including windows, doors, chassis, slide-out mechanisms and power units, and electric stabilizer jacks, primarily for travel trailers and fifth wheel RVs. In 2003, Drew achieved sales gains in every product line of its RV segment. Also, while Drew’s strength lies in towable RVs, we continue to develop new products and gain market share in the motorhome segment.

After RV industry growth of 21 percent during 2002, RV industry shipments of both towable RVs and motorhomes increased another 3 percent during 2003 to 321,000 units. Industry shipments in Drew’s primary market, travel trailers and fifth wheel RVs, have been stronger than other RV categories, increasing more than 9 percent to 214,000 units during 2003.

      Outpacing industry growth, sales by our RV products segment increased 28 percent to $219.5 million for 2003. This is a result of Drew’s continued market share gains, particularly in slide-out mechanisms, the addition of new products, and to a lesser extent, the effects of two recent acquisitions.

      The future of the RV industry is bright, and Drew is well positioned to supply this market as one of the only national suppliers to the RV market for our type of products.

The left photo is a fifth wheel RV.

6

22 million people reside in 10 million manufactured homes across the U.S.

MANUFACTURED HOMES

        Approximately 22 million people live in nearly 10 million manufactured homes across the United States. Manufactured homes today are a far cry from the “mobile homes” of the past. These homes come in a wide range of styles and sizes and offer many of the advantages of traditional homes, but at a lower cost. For millions of Americans, manufactured homes will continue to provide quality, affordable housing, and the opportunity to realize the American dream of home ownership.

        Easy credit in the 1990s, high interest rates for manufactured homes versus site built homes, and excess inventory of new and repossessed homes have contributed to the five year, 65 percent decline in the manufactured housing industry. However, it appears that the slump in the MH industry finally may be nearing a bottom, as the level of repossessions of manufactured homes and the level of inventory of both repossessed homes and new homes have declined significantly from last year.

        Throughout the five-year industry downturn, Drew’s manufactured housing products segment has remained highly profitable as a result of a strategy of maximizing operating efficiencies, pursuing acquisitions and concentrating on market share gains. Drew is a leading supplier to the manufactured housing industry of vinyl and aluminum windows and screens, chassis, chassis parts, and bath and shower units. Net sales in Drew’s MH segment declined 13 percent to $133.6 million for 2003, better than the industry-wide 22 percent decline in production of manufactured homes to 131,000 homes in 2003.

        Despite the market dynamics of the past five years, manufactured housing remains a significant profit and growth opportunity for Drew, particularly with a pending recovery in sight.

$10 million increase
 For every additional 10,000 homes produced by the MH industry in 2004 over 2003 levels, Drew’s sales would likely increase $10 million, based on Drew’s current sales content per home. With little new fixed overhead required to increase production, this growth should be at favorable margins.

DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 7
Organic Growth Acquisitions Management/Shareholder Alignment LOOKING BACK... MOVING FORWARD

NYSE OPENING CEREMONY

Drew’s board and management rang the bell to open trading on the New York Stock Exchange on December 11, 2003. Drew moved its stock
listing to the NYSE the same day in a move to improve exposure and liquidity for the stock.

David L. Webster
Chairman, President and
Chief Executive Officer of Kinro, Inc.

Jason Lippert
President and Chief Executive Officer of Lippert Components, Inc.

L. Douglas Lippert
Chairman of Lippert Components, Inc.

Our long-term goal is simple—
enhance shareholder value.

      In 2003, we accomplished this objective by many measures and through a variety of means. We made two acquisitions, which were immediately accretive to earnings and brought us new products and new channels for growth. We continued our investments in new product development, which helped us grow sales and profitability in every single product line in our RV segment. We also stayed focused on execution, which allowed us to grow faster than a strong RV market and buffered us from the downturn in manufactured housing.

      The results showed in sales growth and 23 percent increase in income from continuing operations. It showed in our return on equity (ROE) of 24 percent, and our ability to generate $31 million in “cash flow from operating activities” which enabled us to reduce debt by $14 million. Most importantly, our success in delivering enhanced shareholder value in 2003 included a sizable gain in the most tangible metric, our stock price.

      Drew’s stock price increased 73 percent in 2003 and has climbed even farther in the first quarter of 2004. Since the end of 2000, our stock price is up nearly five fold, an accomplishment that every Drew employee should take great pride in and every stockholder can applaud.

      So, what made a difference for Drew in 2003? The same things that will make the difference in the coming year and in the foreseeable future:

•     Our Highly Experienced and Motivated Management

•     Low Cost Producer in our Markets

•     Outstanding Customer Service

•     National Supplier Serving National Customers

•     Proven Product Line Expansion Abilities

•     Strategic Acquisition Discipline and Execution

“The Exchange is privileged to welcome Drew Industries to its family of listed companies.” NYSE President and co-COO Catherine Kinney. 8

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

        This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s historical Consolidated Financial Statements and Notes thereto.

        The Company has two reportable operating segments, the recreational vehicle products segment (the “RV segment”) and the manufactured housing products segment (the “MH segment”). The RV segment, which accounted for 62 percent of consolidated net sales for 2003 and 53 percent of consolidated net sales for 2002, manufactures a variety of products used in the production of recreational vehicles, including windows, doors, chassis, chassis parts, RV slide-out mechanisms and related power units, and electric stabilizer jacks. The MH segment, which accounted for 38 percent of consolidated net sales for 2003 and 47 percent of consolidated net sales in 2002, manufactures a variety of components used in the construction of manufactured homes, and to a lesser extent, modular housing and office units, including vinyl and aluminum windows and screens, chassis, chassis parts and thermo-formed bath and shower units.

        This shift in sales between segments resulted partly from the growth in the RV industry and the decline in the MH industry. Intersegment sales and sales to industries other than manufacturers of RVs and manufactured homes are insignificant.

        The Company’s operations are conducted through its operating subsidiaries. Its two primary operating subsidiaries, Kinro, Inc. (“Kinro”) and Lippert Components, Inc. (“LCI”), have operations in both the MH and RV segments. At December 31, 2003, the Company’s subsidiaries operated 41 plants in 17 states and one in Canada.

INDUSTRY BACKGROUND

Recreational Vehicle Industry

        The Recreation Vehicle Industry Association (“RVIA”) reported a three percent increase in total industry shipments of recreational vehicles (“RVs”) in 2003, while industry shipments of travel trailers and fifth wheel RVs only, the Company’s primary market, increased nine percent for 2003. The 2003 growth builds upon 2002, when the RVIA reported an increase of 21 percent in total RV shipments to near record levels and an increase of 25 percent for travel trailers and fifth wheel RVs for the year. Increasing industry RV sales are expected to continue to be driven by positive demographics, as demand for RVs is strongest from the over 50 age group, which is the fastest growing segment of the population. Industry growth also continues to be bolstered by the preference for domestic vacations, rather than foreign travel, and low interest rates. In recent years, the RVIA has employed an advertising campaign to attract customers in the 35 to 54 age group, and the number of RVs owned by those 35 to 54 grew faster than all other age groups.

Manufactured Housing Industry

        As a result of limited credit availability for purchases of manufactured homes, high interest rate spreads between conventional mortgages on site built homes and chattel loans for manufactured homes, and unusually high repossessions of manufactured homes, industry production has declined approximately 65 percent since 1998 to 131,000 homes in 2003, the lowest production level in 40 years. However, based upon industry reports, retail sales of manufactured homes have declined much less severely to an estimated 250,000 homes in 2003. However, almost 50 percent of these retail sales have been filled by inventory reductions by dealers and manufacturers, and the resale of repossessed homes, rather than new production. It has been estimated that approximately 90,000 manufactured homes per year were repossessed in 2000 to 2002, with estimates of 100,000 or more homes repossessed in 2003, far in excess of historical repossession levels.

        Repossessions and the limited availability of chattel loans for home buyers have been continuing concerns for the manufactured housing industry. However, recently there have been some signs that repossessions are beginning to ease and the retail inventory of new and repossessed homes per retail dealer location has declined from December 2002 levels. The availability of financing for manufactured homes is expected to increase in 2004 as a result of Fannie Mae’s announcement in February 2004 that they were easing their financing requirements for manufactured homes. In addition, Berkshire Hathaway Inc. acquired Clayton Homes in August 2003, and Clayton has since received substantial funds to provide financing for manufactured homes. Long-term prospects for manufactured housing are still favorable because it provides quality, affordable housing which the country needs.

        As a result of market share gains and efficiency improvements, Drew’s MH segment has remained profitable throughout this extended industry-wide slump. Based upon the Company’s current sales content per manufactured home, the Company has estimated that for every 10,000 new manufactured homes produced, the Company’s net sales should increase approximately $10 million, and the operating profit on the incremental sales should be higher than current segment operating margins.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  9

Management’s Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

Steel Prices

        In mid December 2003 and continuing into 2004, the Company was notified by its steel suppliers of unprecedented steel cost increases, which through February 2004 have aggregated more than 60 percent. Steel is one of the Company’s primary raw materials. This situation apparently arose as the result of an increase in world-wide steel demand, particularly in China. In addition, due to the weakened value of the United States dollar, which has declined about 15 percent versus the Euro over the last year, and the increased cost of oceanic shipping, it has become uneconomical to import steel.

        In response to the steel cost increases, the Company took the following immediate actions: a) contacted other steel vendors, both domestic and foreign, in an attempt to obtain better pricing, but to no avail; b) ordered as much steel as possible in December 2003, and January and February 2004, before the monthly cost increases became effective in each month; c) raised prices to customers, which was followed with a second round of price increases; and d) cut operating costs wherever possible. These actions were taken quickly and as a result, the steel cost increases to date are not expected to have a significant effect on 2004 results.

RESULTS OF OPERATIONS

        Net sales and operating profit are as follows (in thousands):

	Year Ended December 31,

	2003	2002	2001

Net sales:
RV segment	$219,505	$171,094	$107,504
MH segment	133,611	154,337	147,266

Total	$353,116	$325,431	$254,770

Operating profit:
RV segment	$24,779	$16,162	$9,208
MH segment	14,358	16,900	15,940
Amortization of intangibles	(782)	(746)	(2,591)
Corporate and other	(4,078)	(3,103)	(2,212)

Total	$34,277	$29,213	$20,345

Net sales and operating profit by segment, as a percent of the total, are as follows:

	Year Ended December 31,

	2003	2002	2001

Net sales:
RV segment	62%	53%	42%
MH segment	38%	47%	58%

Total	100%	100%	100%

Operating profit:
RV segment	72%	55%	45%
MH segment	42%	58%	78%
Amortization of intangibles	(2)%	(2)%	(12)%
Corporate and other	(12)%	(11)%	(11)%

Total	100%	100%	100%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 Consolidated Highlights

•	Income from continuing operations was up 23 percent in 2003, to a record $19.4 million.

•	Operating profit margin increased to 9.7 percent for 2003, from 9.0 percent in 2002.

•	Net sales grew by 9 percent.

•	On October 3, the Company completed the acquisition of Indiana-based ET&T Frames, Inc. (“ET&T”), a manufacturer of specialty chassis and towable RV chassis products with annual sales of approximately $7 million, for $3.6 million.

•	On July 17, the Company completed the acquisition of Kansas-based LTM Manufacturing, LLC (“LTM”), a manufacturer of innovative RV products with annual sales of approximately $4.5 million, for $4.1 million.

10

RV Segment

        Net sales of the RV segment increased $48.4 million (28 percent) from 2002, largely due to increases in the Company’s market share of all its primary RV product lines, including RV slide-out mechanisms and related power units, chassis, and windows and doors. Sales of RV slide-out mechanisms and related power units doubled from 2002, to approximately $37 million. The growth of this segment also resulted from the industry-wide growth in RV shipments, in particular the Company’s primary market of travel trailers and fifth wheel RVs, as well as the continued trend towards using more slide-out mechanisms in travel trailers and fifth wheel RVs. Long-term growth in industry-wide RV sales may result from demographic trends, as demand for RVs is strongest from the over 50 age population, which is the fastest growing segment of the population, although RV sales may be subject to periodic swings. There were no significant changes in sales prices by the Company’s RV segment in 2003.

        The acquisitions of LTM and ET&T, completed in 2003, added only approximately $4 million in sales in 2003, but have substantial growth potential to exceed their combined pre-acquisition annual historical sales of approximately $11.5 million. Recently, the Company’s research and development departments designed and developed new products such as leveling systems and slide out mechanisms for motor homes, and bath and shower units for RVs. The Company plans to aggressively market these products in 2004. For 2003, the Company only had minimal sales to the motor home segment of the RV industry.

        Operating profit of the RV segment increased $8.6 million (53 percent) in 2003 over 2002. This growth is attributable to both an increase in unit sales and an increase in the segment’s operating profit margin. Operating profit margin increased to 11.3 percent for 2003 from 9.4 percent in 2002 primarily because of (i) the spreading of fixed costs over higher sales; (ii) greater purchasing leverage for certain components; (iii) improved operating efficiencies; and (iv) temporarily moderate steel costs during the middle of 2003. The Company was notified by its steel suppliers of unprecedented steel cost increases which began in late 2003 and accelerated in 2004, and have now aggregated more than 60 percent as described in “Industry Background” above. Partially offsetting these increases in operating profit margin were legal and other costs related to the settlement of patent litigation on the Company’s slide-out mechanisms in February 2003 and higher health and workers compensation insurance costs.

MH Segment

        Net sales of the MH segment declined $20.7 million (13 percent) in 2003, which was less of a decline than that experienced by the industry as a whole. The Company has captured market share and increased sales of products for modular homes and office units partially offsetting the sales reduction caused by the decline in industry shipments. There were no significant changes in sales prices by the Company’s MH segment during 2003.

        Operating profit of the MH segment decreased $2.5 million (15 percent) in 2003 largely because of the decline in sales. This segment’s operating profit margin was 10.7 percent of sales in 2003, which was slightly lower than the 11.0 percent achieved for 2002, primarily because of higher health and workers compensation insurance costs and the negative impact of lower volume on fixed costs, partially offset by temporarily moderate steel costs during the middle of 2003. The Company was notified by its steel suppliers of unprecedented steel cost increases which began in late 2003 and accelerated in 2004, and have now aggregated more than 60 percent as described in “Industry Background” above. Selling, general and administrative expenses for 2003 were down in dollar terms following the trend of sales.

        As of November 30, 2003, the Company evaluated the fair value of the goodwill associated with the MH segment, which had a book value of $3.2 million, and determined that no impairment had occurred. The Company will continue to monitor such goodwill in light of conditions in the MH industry.

Corporate and Other

        Corporate and other expenses increased $975,000, primarily as a result of higher Directors and Officers insurance costs ($101,000), incentive compensation due to increased profits ($151,000), stock option expense resulting from the adoption of SFAS 123 ($120,000), expenses associated with the listing of the Company’s stock on the New York Stock Exchange ($203,000) and expenses related to corporate governance due to the implementation of the Sarbanes-Oxley requirements ($225,000).

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

RV Segment

        The RV segment achieved a 59 percent net sales increase in 2002, as a result of industry growth and a significant increase in the market share of both its RV chassis and its RV window and door product lines. In addition, the introduction of slide-out mechanisms and related components to the RV chassis product line was a major contribution to the segment’s sales increase, accounting for sales of approximately 10 percent of segment net sales. The sales gains of the RV segment far exceeded the 21 percent increase in industry-wide shipments of RVs in 2002.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  11

Management’s Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

        In August 2002, the Company acquired the business and certain assets of the RV chassis division of Elkhart, Indiana-based Quality Frames, Inc., with chassis sales of approximately $7 million. Production of these chassis was moved to the Company’s existing manufacturing facilities. In addition, the Company is also selling other products to these new customers.

        Operating profit of the RV segment increased $7.0 million (76 percent) in 2002 over 2001. This increase is primarily attributable to the increase in sales. The segment’s profit margin increased to 9.4 percent for 2002 from 8.6 percent for 2001, primarily because of the effect of fixed costs and higher sales as well as improved operating efficiencies of this fast growing segment, which more than offset the effect of the higher steel costs experienced in the second half of 2002. There were no significant selling price increases in 2001 and 2002.

MH Segment

        Net sales of the MH segment increased 5 percent in 2002, despite the 13 percent decline in industry-wide production of manufactured homes. Excluding sales of the Better Bath operation, acquired in June 2001, sales of this segment increased 1 percent in 2002. The Company outperformed the industry primarily because of market share gains from sales of its high-end vinyl window products. In early October 2002, the Company expanded its capacity in order to accommodate the increased demand for these vinyl window products.

        The operating profit margin of the MH segment increased slightly to 11.0 percent in 2002 from 10.8 percent in 2001. The 2002 results were enhanced by the improved operating profit margin achieved by Better Bath, partially as a result of reduced product costs, and lower selling, general and administrative costs. This improvement in operating profit margins by Better Bath, was partially offset by substantial increases in certain steel costs, primarily as a result of new import tariffs. Steel costs in early 2003 remain significantly higher than during the comparable period in 2002. The Company has had some success in passing a portion of these increases on to its customers. Also, labor costs increased on the Company’s fast growing vinyl window product line as a result of capacity constraints, which have been alleviated by the addition of a new production line in Alabama, opened in October 2002. Higher sales caused selling, general and administrative expenses to increase, but such costs were stable as a percentage of sales. Included in selling, general and administrative costs in 2002 is a charge of $0.5 million relating to the chapter 11 filing of Oakwood Homes. As of December 31, 2002, the Company had fully reserved the $0.8 million pre-bankruptcy receivable from this customer. The Company continues to sell to Oakwood Homes pursuant to authorization of the Bankruptcy Court.

Amortization of Intangibles

        Amortization of intangibles decreased $1,845,000 in 2002 from 2001, primarily as a result of the Company’s adoption of Statement of Financial Accounting Standards No. 142, which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually.

        The following schedule shows pro forma income for the year ended December 31, 2001, excluding goodwill amortization expense (in thousands, except per share data):

	Year Ended December 31, 2001

	Net Income	Earnings Per Share

		Basic	Diluted

Income from continuing operations, as reported	$9,830	$1.02	$1.02
Goodwill amortization expense, net of taxes	1,623.17		.16

Pro forma income from continuing operations	$11,453	$1.19	$1.18

Corporate and Other

        Corporate and other expenses for the year 2002 were $891,000 higher than last year, as a result of increases in incentive compensation based upon higher profits, higher professional fees for special projects, a new investor relations program, and increased insurance and benefit costs.

Cumulative Effect of Change in Accounting Principle for Goodwill

        During the first quarter of 2002, in accordance with the goodwill impairment provisions of SFAS No. 142, the Company identified its reporting units and allocated its assets and liabilities, including goodwill, to its reporting units. In addition, the Company had a valuation of certain of its reporting units done by an independent appraiser, as of January 1, 2002, to assist the Company in determining if there had been an impairment in the goodwill of any of such reporting units. Based on this appraisal and additional analyses performed by the Company, it was determined that there had been an impairment of goodwill in two reporting units. As a result, the Company recorded an impairment charge of $32,905,000 offset by a tax benefit of $2,743,000. Such charge has been recorded as a cumulative effect of change in accounting principle.

        A substantial portion of the impairment charge related to the 1997 acquisition of LCI. At the time of that acquisition, LCI was primarily involved in the MH segment, and was just beginning its RV products business. Since that time the MH industry has declined substantially causing a reduction in LCI’s MH sales and profits. During the same period, LCI’s RV business has grown very substantially in both sales and profits.

        As of November 30, 2002, the Company reevaluated the fair value of the remaining goodwill, which had a book value of $7.0 million, and determined that no additional impairment had occurred.

Interest Expense, Net

        Interest expense, net decreased $0.5 million to $3.0 million in 2003, as a result of reductions in debt levels, and to a lesser extent, savings resulting from interest rate reductions. The interest expense for 2003 also includes $228,000 related to imputed interest on the liability recorded for minimum royalty payments for fiscal years 2003 through 2006. Interest expense, net decreased $0.6 million to $3.6 million in 2002, as a result of reductions in debt levels.

Provision for Income Taxes

        The effective tax rate for 2003 was approximately 38.0%, compared to 38.5% in 2002 and 39.3% in 2001. The decline in the effective tax rate is due to a change in the composition of pretax income for state tax purposes.

Discontinued Operations

        The axle and tire refurbishing business of LTA did not perform well from 2000 through 2002, primarily due to increased competition and the decline in the manufactured housing industry, which severely affected operating margins. In January 2001, the axle and tire refurbishing business closed two of its five factories and in July 2001, a third such operation was sold. In September 2002, the Company converted one of its two remaining axle and tire refurbishing facilities to an RV window production facility. The last axle and tire refurbishing operation was sold in January 2003 at a small gain. As a result, the axle and tire refurbishing business of LTA is classified as discontinued operations in the Consolidated Financial Statements pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” adopted by the Company effective January 1, 2002.

        LTA continues to own a factory in Texas which was previously utilized in its axle and tire refurbishing business. This factory is being leased to the purchaser of LTA’s Texas operation. Since it is not probable that this factory will be sold within one year, it is not considered as held for sale under SFAS No.144, and is not included in discontinued operations in the Consolidated Financial Statements.

        The proceeds from the disposition of all other significant assets of LTA’s axle and tire refurbishing business, consisting primarily of inventory and accounts receivable, were collected in January 2003 and resulted in a small gain.

        The discontinued axle and tire refurbishing business had previously been included in the Company’s MH segment, and had revenues of $11.2 million and $14.7 million, in 2002 and 2001, respectively.

Recently Adopted and New Accounting Standards

        As of April 1, 2002, the Company adopted the fair value method of accounting for stock options contained in SFAS No. 123,“Accounting for Stock-Based Compensation,” which is considered the preferable method of accounting for stock-based employee compensation. During the transition period, the Company will be utilizing the prospective method under SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosures.” All employee stock options granted after January 1, 2002 have been expensed over the stock option vesting period based on fair value, determined using the Black-Scholes option-pricing method, at the date the options were granted. This resulted in a $197,000 and $10,000 charge to operations for the years ended December 31, 2003 and 2002, respectively, relating to options for 396,500 and 20,000 shares granted in the fourth quarter of 2003 and 2002, respectively. Historically, the Company had applied the “disclosure only” option of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted prior to January 1, 2002. Had the Company previously adopted this new accounting policy, diluted earnings per share would have been reduced by $.02 for 2003, $.04 for 2002 and $.04 for 2001.

        In August 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations.” SFAS No.143 requires companies to record a liability for asset retirement obligations associated with the retirement of long-lived assets. Such liabilities should be recorded at fair value in the period in which a legal obligation is created, which typically would be upon acquisition or completion of construction. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. Accordingly, the Company adopted the provisions of SFAS No. 143 effective January 1, 2003. The implementation of SFAS No. 143 did not have a material impact on the earnings or the financial position of the Company.

        In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. FIN 45 also requires additional disclosures related to guarantees in interim and annual financial statements. Accordingly, the Company adopted the provisions of FIN 45, effective January 1, 2003. The implementation of FIN 45 did not have an impact on the earnings or the financial position of the Company.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  13

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued) LIQUIDITY AND CAPITAL RESOURCES The Statements of Cash Flows reflect the following (in thousands):

	Year Ended December 31,

	2003	2002	2001

Net cash flows provided by operating activities	$31,541	$12,200	$28,166
Net cash flows used for investing activities	$(12,392)	$(12,013)	$(17,141)
Net cash flows used for financing activities	$(10,684)	$(1,062)	$(10,060)

Cash Flows from Operations

        Net cash flows from operating activities increased approximately $19.3 million in 2003, as a result of a $3.6 million increase in income from continuing operations, as well as:

a)

A smaller increase in accounts receivable for 2003. The increase in accounts receivable was lower than 2002, even though sales were higher in 2003, due to a reduction in the days sales outstanding in receivables to approximately 19 days. This was due to the timing of collections.

b)

A decline in inventories this year, excluding the effect of business acquisitions, compared to an increase in inventories in the prior year. The decline in the current year resulted from a concerted effort by management to reduce inventories at all locations, as well as strategic buying of certain raw materials at December 31, 2002. The inventory decrease is substantially all in raw materials, as there was only approximately a two week supply of finished goods on hand at December 31, 2003 and 2002. The impact of the rise in steel prices on inventory and the Company’s strategic buying of steel before the steel price increases took effect, did not impact inventory until 2004.

c)

A decline in prepaid expenses and other current assets compared to an increase in the prior year. The decline in 2003 was primarily due to the utilization of prepaid Federal income taxes and an escrow deposit, both of which were uses of cash in 2002.

d)

The above items were partially offset by a smaller increase in accounts payable, accrued expenses and other current liabilities. This change is primarily from the timing of payments and purchases at the end of 2003. Trade payables are generally paid within the discount period.

        Net cash flows from operating activities declined approximately $16.0 million in 2002, despite the $6.6 million increase in income before the cumulative effect of change in accounting principle for goodwill. The lower net cash flows from operating activities in the current year is primarily attributable to:

a)	An increase in accounts receivable due to the increase in sales over the prior year. Days sales outstanding of receivables were the same at December 2002 as they were at December 2001.

b)

An increase in inventories this year compared to a decline in inventories in the prior year. Inventories at December 31, 2002 are up 46 percent from December 31, 2001 compared to a 26 percent increase in sales in the fourth quarter. The difference is partially attributable to strategic buying of certain raw materials. The inventory increase is substantially all in raw materials; there is only approximately a two week supply of finished goods on hand at December 31, 2002, and December 31, 2001.

c)

The above items were partially offset by the increase in accounts payable, accrued expenses and other current liabilities resulting primarily from the timing of payment due dates and purchases. Trade payables increased in proportion to the increase in inventories. Accruals for incentive compensation based upon profits (affecting in excess of 150 employees) were $1.8 million higher than at December 2001.

14

Cash Flows from Investing Activities

        Cash flows used for investing activities of $12.4 million in 2003 consists of capital expenditures ($5.1 million) and the acquisitions of LTM and ET&T for a combined $7.4 million. The capital expenditures and acquisitions in 2003 were funded with the Company’s available cash. Cash flows used for investing activities for 2002 of $12.0 million include capital expenditures of $10.5 million as well as $2.1 million for acquisitions. Capital expenditures and the acquisition in 2002 were funded by cash flow from operations and a new $2.8 million Industrial Development Bond, which partially financed the construction of a larger factory and related equipment to replace a leased facility to provide additional capacity for the Company’s vinyl window line. Capital expenditures for 2004 are anticipated to be approximately $14 million and are expected to be funded by cash flows from operations. The budgeted capital expenditures for 2004 include expanding glass tempering capacity, adding a powder coat paint line, building a new facility to replace a leased facility and certain projects which were deferred from 2003.

        On July 17, 2003, the Company acquired Kansas-based LTM, with annual sales of approximately $4.5 million. LTM manufactures a variety of products for RVs, including slide-out mechanisms and specialty slide-out trays for batteries, LP tanks and storage, as well as electric stabilizer jacks, flexguard slide-out wire protection systems, and slide-out patio decks. The purchase price was $4.1 million, including $250,000 of LTM’s debt which the Company repaid on closing. The purchase price was funded with $3.8 million of Drew’s available cash and a $350,000 note to the seller, bearing interest at the prime rate, payable in equal installments over the next five years.

        On October 3, 2003, the Company acquired certain assets and liabilities of Indiana-based ET&T Frames, Inc. (“ET&T”), with annual sales of approximately $7 million. ET&T manufactures chassis primarily for specialty trailer units, consisting of park models, office units, cargo trailers and, to a lesser extent chassis for towable recreational vehicles. This acquisition represents an expansion of Drew’s chassis manufacturing business into specialty chassis. The $3.6 million purchase price included the accounts receivable and certain inventory and fixed assets of ET&T. Production of ET&T’s products was immediately transferred to the Company’s existing factories, without adding any overhead. The purchase price was funded with Drew’s available cash.

Cash Flows from Financing Activities

        Cash flows used for financing activities for 2003 include a net decrease in debt of $14.4 million, partially funded by $3.7 million received from the exercise of employee stock options. Cash flows used for financing activities for 2002 include a net decrease in debt of $4.5 million partially funded by $3.3 million received from the exercise of employee stock options.

        Availability under the Company’s line of credit was $27.1 million at December 31, 2003, net of $2.9 million in letters of credit. Such availability, along with anticipated cash flows from operations, is adequate to finance the Company’s working capital and anticipated capital expenditure requirements. The Company is in compliance with all of its debt covenants and expects to remain in compliance for the next twelve months. Certain of the Company’s loan agreements contain prepayment penalties.

        At December 31, 2003, the Company had outstanding $16 million of 6.95 percent, seven year Senior Notes. The notes originally aggregated $40 million, and repayment of these notes is $8 million annually, of which the first three payments were made annually since January 2001. A fourth scheduled payment of $8 million was made in January 2004.

        Future minimum commitments relating to the Company’s contractual obligations at December 31, 2003 are as follows (in thousands):

	2004	2005	2006	After 2006	Total

Long-term indebtedness	$9,931	$9,693	$4,751	$10,381	$34,756
Operating leases	3,094	1,682	1,021	1,205	7,002
Employment contracts	1,793	699	269	155	2,916
Royalty agreement	1,250	1,250	1,250	313	4,063

Total	$16,068	$13,324	$7,291	$12,054	$48,737

DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 15

Management’s Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

SUBSEQUENT EVENT

        In February 2004, the Company sold certain intellectual property rights relating to a process used to manufacture a new composite material. Simultaneously with the sale, the Company entered into an equipment lease and a license agreement with the buyer. As a result, the Company plans to use the new composite material to produce certain bath products for the manufactured housing, modular housing, and recreational vehicle industries on an exclusive, royalty-free basis. This new composite material will enable the Company to compete against fiberglass bath products in these industries. The Company will also have the right to use the new composite material on a royalty-free, non-exclusive basis to manufacture various other products for the manufactured housing, modular housing, and recreational vehicle industries. Sales of these new products, if any, are not expected to be significant in 2004.

        The sale price for the intellectual property rights was $4.0 million, consisting of cash of $100,000 at closing and a note of $3.9 million, payable over five years. The note bears interest at increasing annual interest rates, and is secured by a lien on the intellectual property rights sold, a right of offset against the lease, and a guaranty. The note is convertible by the Company into an equity interest in any new venture that the buyer may form to promote this process. In February 2004, the Company received the first payment under the note for $400,000.

        Drew is evaluating the potential gain on sale, and currently anticipates that it will record a first quarter pre-tax gain of approximately $500,000 ($300,000, or $.03 per diluted share, after tax) after all related costs and valuations. Future gain, if any, will be recorded when any payments on the remaining $3.5 million balance of the note are received.

CORPORATE GOVERNANCE

        The Company is in compliance with the new corporate governance requirements of the Securities and Exchange Commission and the New York Stock Exchange. The Company’s governance documents and committee charters and key practices have been posted to the Company’s website (www.drewindustries.com) and are updated periodically. The website also contains, or provides direct links to all SEC filings, press releases and investor presentations. The Company has also established a toll-free hotline to report complaints about the Company’s accounting, internal controls, auditing matters or other concerns.

        The Company received notification in November from Institutional Stockholders Services, Inc., (“ISS”) a Rockville, Maryland-based independent research firm that advises institutional investors, that Drew’s corporate governance policies outranked 99.9 percent of all companies listed in the Russell 3000 index. Drew has no business relationships with ISS.

CONTINGENCIES

        LCI is a defendant in an action entitled SteelCo, Inc. vs. Lippert Components, Inc. and DOES 1 through 20, inclusive commenced in the Superior Court of the State of California, County of San Bernardino, San Bernardino District on July 16, 2002.

        Plaintiff alleges that LCI violated certain provisions of the California Business and Professions Code (Sec. 17000 et. seq.) by allegedly selling chassis and component parts below LCI’s costs, engaging in acts intended to destroy competition, wrongfully interfering with plaintiff’s economic advantage, and engaging in unfair competition. Plaintiff seeks damages in an unspecified amount, treble damages, punitive damages, costs and expenses incurred in the proceeding and injunctive relief.

        LCI is vigorously defending against the allegations in the complaint, and has asserted counterclaims against Plaintiff. The case is in discovery.

CRITICAL ACCOUNTING POLICIES

        The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect the Company’s consolidated financial statements.

Inventories

        Inventories (finished goods, work in process and raw materials) are stated at the lower of cost, determined on a first-in, first-out basis, or market. Cost is determined based solely on those charges incurred in the acquisition and production of the related inventory (i.e. material, labor and manufacturing overhead costs). The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Self Insurance

        The Company is self-insured for certain health and workers’ compensation benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (IBNR) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators. This estimation process is subjective, and to the extent that future actual results differ from original estimates, adjustments to recorded accruals may be necessary.

Income Taxes

        The Company’s effective tax rate is based on pre-tax income, statutory tax rates and tax planning strategies. Significant management judgment is required in determining the effective tax rate and in evaluating the Company’s tax position. The Company’s accompanying Consolidated Balance Sheets include certain deferred tax assets resulting from deductible temporary differences, which are expected to reduce future taxable income. These assets are based on management’s estimate of realizability based upon forecasted taxable income. Realizability of these assets is reassessed at the end of each reporting period based upon the Company’s forecast of future taxable income. Failure to achieve forecasted taxable income could affect the ultimate realization of certain deferred tax assets, and may result in the recording of a valuation reserve. For additional information, see Note 9 of Notes to Consolidated Financial Statements.

Impairment of Long-Lived Assets

        The Company periodically evaluates whether events or circumstances have occurred that indicate that long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value would be recorded. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future. Actual results and events could differ significantly from management estimates.

Impairment of Goodwill and Other Intangible Assets

        Goodwill and other intangible assets are evaluated for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. The Company conducts its required annual impairment test during the fourth quarter of each fiscal year. The impairment test uses a discounted cash flow model to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry-specific economic conditions that are outside the control of the Company. Actual results and events could differ significantly from management estimates.

Stock Options

        As of April 1, 2002, the Company adopted the fair value method of accounting for stock options contained in SFAS No. 123, “Accounting for Stock-Based Compensation,” which is considered the preferable method of accounting for stock options. As a result, the fair value of all employee stock options granted after January 1, 2002 is being charged against earnings over the period of time during which the options vest. To determine fair value, the Company uses a method known as the Black-Scholes option-pricing method. Fair value is determined as of the date the option is granted.

        The fair value of options granted before January 1, 2002 are not being charged against earnings since the Company is using the prospective method, as allowed under SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosures.”

        In past years, the “disclosure only” option of SFAS No. 123 was used. Therefore, no compensation cost was charged against earnings for stock options granted before January 1, 2002.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  17

Management’s Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

        If the Company had charged compensation cost of options granted prior to January 1, 2002 to earnings, by using the prospective method under SFAS No. 148, net income (loss) would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended December 31,

	2003	2002	2001

Net income (loss), as reported	$19,423	$(14,598)	$8,934
Add: Stock-based employee compensation expense for stock options
included in reported net income (loss), net of related tax effects	122	6	—
Deduct: Total stock-based employee compensation expense
for stock options determined under fair value method for
all stock option awards, net of related tax effects	(409)	(392)	(415)

Pro forma net income (loss)	$19,136	$(14,984)	$8,519

Net income (loss) per common share:
Basic—as reported	$1.92	$(1.49)	$.92
Basic—pro forma	$1.90	$(1.53)	$.88
Diluted—as reported	$1.88	$(1.46)	$.92
Diluted—pro forma	$1.86	$(1.50)	$.88

Other Estimates

        The Company makes a number of other estimates and judgments in the ordinary course of business related to product returns, doubtful accounts, warranty obligations, lease terminations and asset retirement obligations, post retirement benefits, and contingencies and litigation. Establishing reserves for these matters requires management’s estimate and judgment with regard to risk and ultimate liability or realization. As a result, these estimates are based on management’s current understanding of the underlying facts and circumstances and may also be developed in conjunction with outside advisors, as appropriate. Because of uncertainties related to the ultimate outcome of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

INFLATION

        The prices of raw materials, consisting primarily of steel, vinyl, aluminum, glass and ABS resin, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. The Company experienced modest increases in its labor costs in 2003 and 2002 related to inflation.

Consolidated Statements of Income (In thousands, except per share amounts)

	Year Ended December 31,

	2003	2002	2001

Net sales	$353,116	$325,431	$254,770
Cost of sales	266,435	246,844	194,309

Gross profit	86,681	78,587	60,461
Selling, general and administrative expenses	52,404	49,374	40,116

Operating profit	34,277	29,213	20,345
Interest expense, net	3,034	3,566	4,151

Income from continuing operations before income taxes
and cumulative effect of change in accounting principle	31,243	25,647	16,194
Provision for income taxes	11,868	9,883	6,364

Income from continuing operations before cumulative effect
of change in accounting principle	19,375	15,764	9,830
Discontinued operations (net of taxes)	48	(200)	(896)

Income before cumulative effect of change in accounting principle	19,423	15,564	8,934
Cumulative effect of change in accounting principle for goodwill
(net of taxes of $2,743)		(30,162)

Net income (loss)	$19,423	$(14,598)	$8,934

Income (loss) per common share:
Income from continuing operations before cumulative
effect of change in accounting principle:
Basic	$1.92	$1.61	$1.02
Diluted	$1.88	$1.57	$1.02
Discontinued operations, net of taxes:
Basic		$(.02)	$(.10)
Diluted		$(.02)	$(.10)
Cumulative effect of change in accounting principle
for goodwill, net of taxes:
Basic		$(3.08)
Diluted		$(3.01)
Net income (loss):
Basic	$1.92	$(1.49)	$.92
Diluted	$1.88	$(1.46)	$.92
The accompanying notes are an integral part of these consolidated financial statements. DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 19
Consolidated Balance Sheets (In thousands, except shares and per share amount)

	December 31,

	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$8,781	$316
Accounts receivable, trade, less allowances of $1,400 in 2003 and $1,354 in 2002	14,844	12,969
Inventories	37,311	37,143
Prepaid expenses and other current assets	7,478	8,618
Discontinued operations		1,211

Total current assets	68,414	60,257
Fixed assets, net	72,211	74,041
Goodwill	12,333	7,043
Other intangible assets	4,953	814
Other assets	2,193	3,241

Total assets	$160,104	$145,396

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable, including current maturities of long-term indebtedness	$9,931	$9,993
Accounts payable, trade	9,089	7,998
Accrued expenses and other current liabilities	19,694	17,699
Discontinued operations		500

Total current liabilities	38,714	36,190
Long-term indebtedness	24,825	38,812
Other long-term liabilities	2,912	290

Total liabilities	$66,451	$75,292

Commitments and contingencies
Stockholders’ equity
Common stock, par value $.01 per share: authorized 20,000,000 shares;
issued 12,353,168 shares in 2003 and 12,084,788 shares in 2002	124	121
Paid-in capital	32,691	28,568
Retained earnings	80,305	60,882

	113,120	89,571
Treasury stock, at cost—2,149,325 shares in 2003 and 2002	(19,467)	(19,467)

Total stockholders’ equity	93,653	70,104

Total liabilities and stockholders’ equity	$160,104	$145,396

The accompanying notes are an integral part of these consolidated financial statements. 20
Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$19,423	$(14,598)	$8,934
Adjustments to reconcile net income (loss) to cash flows
provided by operating activities:
Cumulative effect of change in accounting principle
for goodwill, net of taxes		30,162
Discontinued operations, net of taxes	(48)	200	896

Income from continuing operations	19,375	15,764	9,830
Provision for doubtful accounts	106	837	181
Depreciation and amortization	7,863	7,332	8,332
Deferred taxes	383	1,748	(37)
Loss on disposal of fixed assets	92	125	156
Deferred stock compensation	411	83
Changes in assets and liabilities, net of business acquisitions:
Accounts receivable, net	(1,107)	(3,313)	3,430
Inventories	218	(11,501)	4,244
Prepaid expenses and other assets	2,524	(4,542)	(692)
Accounts payable, accrued expenses and other liabilities	926	4,534	1,516

Net cash flows provided by continuing operating activities	30,791	11,067	26,960
Income (loss) from discontinued operations	48	(200)	(896)
Changes in discontinued operations	702	1,333	2,102

Net cash flows provided by operating activities	31,541	12,200	28,166
Cash flows from investing activities:
Capital expenditures	(5,073)	(10,538)	(8,194)
Business acquisitions, net of cash acquired	(7,397)	(2,070)	(11,492)
Proceeds from sales of fixed assets	78	595	2,545

Net cash flows used for investing activities	(12,392)	(12,013)	(17,141)
Cash flows from financing activities:
Proceeds from line of credit and other borrowings	31,550	77,350	78,916
Repayments under line of credit and other borrowings	(45,949)	(81,866)	(88,598)
Exercise of stock options	3,715	3,348	112
Other		106	(490)

Net cash flows used for financing activities	(10,684)	(1,062)	(10,060)

Net increase (decrease) in cash	8,465	(875)	965
Cash and cash equivalents at beginning of year	316	1,191	226

Cash and cash equivalents at end of year	$8,781	$316	$1,191

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest on debt	$3,071	$3,895	$4,567
Income taxes, net of refunds	$9,449	$10,038	$4,998
The accompanying notes are an integral part of these consolidated financial statements. DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 21
Consolidated Statements of Stockholders’ Equity (In thousands, except shares)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders’ Equity

Balance—December 31, 2000	$118	$24,967	$66,546	$(19,467)	$72,164
Net income			8,934		8,934
Issuance of 14,324 shares of common stock
pursuant to stock option plan		99			99
Income tax benefit relating to issuance of
common stock pursuant to stock option plan		13			13

Balance—December 31, 2001	118	25,079	75,480	(19,467)	81,210
Net loss			(14,598)		(14,598)
Issuance of 264,710 shares of common stock
pursuant to stock option plan	3	2,877			2,880
Income tax benefit relating to issuance of
common stock pursuant to stock option plan		468			468
Deferred stock compensation expense and other		144			144

Balance—December 31, 2002	121	28,568	60,882	(19,467)	70,104
Net income			19,423		19,423
Issuance of 268,380 shares of common stock
pursuant to stock option plan	3	2,848			2,851
Income tax benefit relating to issuance of
common stock pursuant to stock option plan		864			864
Deferred stock compensation expense		411			411

Balance—December 31, 2003	$124	$32,691	$80,305	$(19,467)	$93,653

The accompanying notes are an integral part of these consolidated financial statements. 22

Notes to Consolidated Financial Statements

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. There are no unconsolidated subsidiaries. Drew’s wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries (“Kinro”) and Lippert Components, Inc. and its subsidiaries (“LCI”). Drew, through its wholly-owned subsidiaries, supplies a broad array of components for recreational vehicles and manufactured homes. All significant intercompany balances and transactions have been eliminated. Certain prior year balances may have been reclassified to conform to current presentation.

        Manufactured products include vinyl and aluminum windows and doors, chassis, chassis parts, RV slide-out mechanisms and related power units, electric stabilizer jacks, and bath and shower units. The axle and tire refurbishing business of Lippert Tire and Axle, Inc. (“LTA”), the Company’s wholly-owned subsidiary, has been discontinued. The last of LTA’s operations was sold in January 2003.

         Approximately 62 percent of the Company’s sales in 2003 were made by its recreational vehicles products segment and 38 percent were made by its manufactured housing products segment. At December 31, 2003, the Company operated 41 plants in 17 states and one plant in Canada.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of money market funds, are recorded at cost which approximates market value.

Inventories

        Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Cost includes material, labor and overhead; market is replacement cost or realizable value after allowance for costs of distribution.

Fixed Assets

        Fixed assets are depreciated on a straight-line basis over the estimated useful lives of properties and equipment. Leasehold improvements and leased equipment are amortized over the shorter of the lives of the leases or the underlying assets. Maintenance and repairs are charged to operations as incurred; significant betterments are capitalized.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies criteria that intangible assets acquired in a purchase combination must meet to be recognized apart from goodwill. SFAS No. 142 requires that the useful lives of all existing intangible assets be reviewed and adjusted if necessary. It also requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets to Be Disposed Of.”

        In accordance with SFAS No. 142, the Company stopped amortizing goodwill effective January 1, 2002. The Company has reassessed the useful lives of its intangible assets as required by SFAS No. 142 and determined that the existing useful lives are reasonable. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis primarily over twenty to thirty years. The Company periodically reviewed the value of its goodwill to determine if impairment had occurred. The Company measured the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to the goodwill and other long-lived assets of the subsidiary.

Impairment of Long-Lived Assets

        SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  23

Notes to Consolidated Financial Statements (Continued)

        In accordance with SFAS No. 144, long-lived assets, such as fixed assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

Stock Options

        As of April 1, 2002, the Company adopted the fair value method of accounting for stock options as contained in SFAS No. 123, “Accounting for Stock-Based Compensation,” which is considered the preferable method of accounting for stock-based employee compensation. During the transition period, the Company will be utilizing the prospective method under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures.” All employee stock options granted after January 1, 2002 are being expensed over the stock option vesting period based on fair value, determined using the Black-Scholes option-pricing method, at the date the options were granted. This resulted in a $197,000 and $10,000 charge to operations for the years ended December 31, 2003 and 2002, respectively, relating to options for 396,500 and 20,000 shares granted in the fourth quarter of 2003 and 2002, respectively.

        Historically, the Company had applied the “disclosure only” option of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted prior to January 1, 2002, but for disclosure purposes the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rate	3.30%	3.14%	4.90%
Expected volatility	32.5%	37.5%	33.0%
Expected life	4.8 years	5.0 years	5.9 years
Contractual life	6.0 years	6.0 years	5.9 years
Dividend yield	N/A	N/A	N/A
Fair value of options granted	$8.62	$5.96	$2.34

        If compensation cost for the Company’s stock option plan had been recognized in the income statement based upon the fair value method, net income (loss) would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended December 31,

	2003	2002	2001

Net income (loss), as reported	$19,423	$(14,598)	$8,934
Add: Stock-based employee compensation expense for stock options
included in reported net income (loss), net of related tax effects	122	6	—
Deduct: Total stock-based employee compensation expense for
stock options determined under fair value method for all
stock option awards, net of related tax effects	(409)	(392)	(415)

Pro forma net income (loss)	$19,136	$(14,984)	$8,519

Net income (loss) per common share:
Basic—as reported	$1.92	$(1.49)	$.92
Basic—pro forma	$1.90	$(1.53)	$.88
Diluted—as reported	$1.88	$(1.46)	$.92
Diluted—pro forma	$1.86	$(1.50)	$.88

24

Revenue Recognition

        Revenue is recognized upon shipment of goods to customers.

Shipping and Handling Costs

        The Company records shipping and handling costs within selling, general and administrative expenses. Such costs aggregated $14,621,000, $13,473,000 and $11,289,000 in 2003, 2002, and 2001, respectively.

Use of Estimates

        The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, doubtful accounts, inventories, goodwill and other intangible assets, income taxes, warranty obligations, insurance obligations, lease terminations and asset retirement obligations, long-lived assets, post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards

        In August 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations.” SFAS No.143 requires companies to record a liability for asset retirement obligations associated with the retirement of long-lived assets. Such liabilities should be recorded at fair value in the period in which a legal obligation is created, which typically would be upon acquisition or completion of construction. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. Accordingly, the Company adopted the provisions of SFAS No. 143 effective January 1, 2003. The implementation of SFAS No. 143 did not have a material impact on the earnings or the financial position of the Company.

        In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. FIN 45 also requires additional disclosures related to guarantees in interim and annual financial statements. Accordingly, the Company adopted the provisions of FIN 45, effective January 1, 2003. The implementation of FIN 45 did not have an impact on the earnings or the financial position of the Company.

2.     SEGMENT REPORTING

        The Company has two reportable operating segments, the recreational vehicle products segment (the “RV segment”) and the manufactured housing products segment (the “MH segment”). The RV segment manufactures a variety of products used in the production of recreational vehicles, including windows, doors, chassis, chassis parts, RV slide-out mechanisms and related power units, and electric stabilizer jacks. The MH segment manufactures a variety of products used in the construction of manufactured homes and to a lesser extent, modular housing and office units, including vinyl and aluminum windows, chassis, chassis parts, and thermo-formed bath and shower units. Intersegment sales and sales to industries other than manufacturers of RVs and manufactured homes are insignificant.

        Decisions concerning the allocation of the Company’s resources are made by the Company’s key executives. This group evaluates the performance of each segment based upon segment profit or loss, defined as income before interest, amortization of intangibles and income taxes. Management of debt is considered a corporate function. The accounting policies of the RV and MH segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  25

Notes to Consolidated Financial Statements (Continued) Information relating to segments follows (in thousands):

	Segments			Corporate and Other	Intangibles	Total

	RV	MH	Total

Year ended December 31, 2003
Revenues from external customers (a)	$219,505	$133,611	$353,116			$353,116
Segment operating profit (loss)	24,779	14,358	39,137	$(4,078)	$(782)	34,277
Segment assets (b)	69,158	55,172	124,330	17,822	17,952	160,104
Expenditures for long-lived assets (c)	3,725	1,798	5,524	26		5,550
Depreciation and amortization	3,055	4,007	7,062	19	782	7,863
Year ended December 31, 2002
Revenues from external customers (a)	$171,094	$154,337	$325,431			$325,431
Segment operating profit (loss)	16,162	16,900	33,062	$(3,103)	$(746)	29,213
Segment assets (b)	61,320	62,804	124,124	12,543	8,729	145,396
Expenditures for long-lived assets (c)	3,781	7,475	11,256	16		11,272
Depreciation and amortization	2,795	3,774	6,569	17	746	7,332
Year ended December 31, 2001
Revenues from external customers (a)	$107,504	$147,266	$254,770			$254,770
Segment operating profit (loss)	9,208	15,940	25,148	$(2,212)	$(2,591)	20,345
Segment assets (b)	46,755	58,866	105,621	10,290	41,064	156,975
Expenditures for long-lived assets (c)	4,129	9,329	13,458			13,458
Depreciation and amortization	2,353	3,371	5,724	17	2,591	8,332

(a)

One customer of the RV segment accounted for 23 percent, 20 percent and 15 percent of the Company’s consolidated net sales in the years ended December 31, 2003, 2002, and 2001, respectively. Another customer of the RV segment accounted for 11 percent of the Company’s consolidated net sales in the year ended December 31, 2003. One customer of both segments accounted for 12 percent of the Company’s consolidated net sales in each of the three years ended December 31, 2003.

(b)

Segment assets include accounts receivable, inventories and fixed assets. Corporate and other assets include cash and cash equivalents, prepaid expenses and other current assets, discontinued operations, deferred taxes and other assets, excluding intangible assets. Intangibles include goodwill, other intangible assets and deferred charges which are not considered in the measurement of each segment’s performance.

(c)

Segment expenditures for long-lived assets include capital expenditures and fixed assets purchased as part of the acquisition of companies and businesses. The Company purchased $477,000, $734,000 and $5,264,000 of fixed assets as part of the acquisitions of businesses in 2003, 2002 and 2001, respectively. Expenditures for other long-lived assets, goodwill and other intangibles are not included in the segment since they are not considered in the measurement of each segment’s performance.

3.	ACQUISITIONS, GOODWILL, INTANGIBLE ASSETS AND DISCONTINUED OPERATIONS

Acquisition of Better Bath

        On June 1, 2001, the Company’s subsidiary, Kinro, acquired the assets and business of the Better Bath division of Kevco, Inc. Better Bath manufactures and sells thermo-formed bath and shower units for the manufactured housing industry and had sales of approximately $22.3 million in 2001, including $13.2 million in the seven months after its acquisition by the Company.

        The acquisition has been accounted for as a purchase. The aggregate purchase price of approximately $10.2 million has been allocated to the underlying assets based upon their respective estimated fair values. The excess of purchase price over the fair value of net assets acquired (“goodwill”) was approximately $3.1 million, which, prior to the adoption of SFAS No. 142, was being amortized over 20 years. The Company has not recorded any impairment of this goodwill. The results of the acquired business have been included in the Company’s consolidated statements of income beginning June 1, 2001.

        Assuming that the acquisition had occurred at the beginning of 2001, the unaudited pro forma net sales, income from continuing operations and income from continuing operations per common share, both basic and diluted, would have been $263,803,000, $10,031,000 and $1.04, respectively.

Other Acquisitions

        On July 17, 2003, the Company acquired Kansas-based LTM Manufacturing LLC (“LTM”), with annual sales of approximately $4.5 million. LTM, the holder of several innovative patents, manufactures a variety of products for RVs, including slide-out mechanisms and specialty slide-out trays for batteries, LP tanks and storage, as well as electric stabilizer jacks, flexguard slide-out wire protection systems, and slide-out patio decks. The purchase price was $4.1 million, including $250,000 of LTM’s debt which the Company repaid on closing. The purchase price was funded with $3.8 million of Drew’s available cash and a $350,000 note to the seller, bearing interest at the prime rate, payable in equal installments over the next five years.

        On October 3, 2003, the Company acquired certain assets and liabilities of Indiana-based ET&T Frames, Inc. (“ET&T”), with annual sales of approximately $7 million. ET&T manufactures chassis primarily for specialty trailer units, consisting of park models, office units, cargo trailers and, to a lesser extent, chassis for towable recreational vehicles. This acquisition represents an expansion of Drew’s chassis manufacturing business into specialty chassis. The $3.6 million purchase price included the accounts receivable and certain inventory and fixed assets of ET&T. Production of ET&T’s products was immediately transferred to the Company’s existing factories, without adding any overhead. The purchase price was funded with Drew’s available cash.

        Total consideration for the LTM and ET&T acquisitions was allocated as follows (in thousands):

Net tangible assets acquired	$777
Identifiable intangible assets	1,330
Goodwill	5,290

Total cash consideration	$7,397

        In 2002, the Company acquired, for $1.4 million, the business of a manufacturer of RV chassis, which had approximately $7 million of annual sales. Production for these newly acquired accounts has been integrated into the Company’s existing factories.

        In 2001, the Company also acquired, for an aggregate of $1.4 million, the businesses of two small manufacturers of RV chassis, which added new customers, and manufacturing facilities closer to existing customers. The manufacturing facility of one of those businesses was originally leased, then purchased in 2002.

Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, the Company stopped amortizing goodwill effective January 1, 2002. Amortization of goodwill was $1,613,000 for the year ended December 31, 2001. The Company has reassessed the useful lives of its intangible assets as required by SFAS No. 142 and determined that the existing useful lives are reasonable. In accordance with SFAS No. 141, the Company reclassified certain intangible assets to goodwill since they can no longer be recognized apart from goodwill. The amortization of such assets was $322,000 for the year ended December 31, 2001.

        Other intangible assets consist of the following at December 31, 2003 (in thousands):

	Gross	Accumulated Amortization	Net	Estimated Useful Life in Years

Non-compete agreements	$2,480	$2,088	$392	5 to 7
Customer relationships	900	41	859	8
Patents	452	9	443	12

			1,694
Royalty agreement (a)			3,259

Other intangible assets			$4,953

(a)

In February 2003, the Company entered into an agreement for a non-exclusive license for certain patents related to slide-out-systems. Royalties are payable on an annual declining percentage of sales of certain slide-out systems produced by the Company, with annual minimum royalties of $1,250,000 for fiscal years 2003 through 2006. At December 31, 2003, the Company has a liability of $3,673,000 relating to the present value of the remaining minimum royalties, classified in the Balance Sheet in accrued expenses and other current liabilities ($1,049,000) and other long-term liabilities ($2,624,000). For 2003, the royalty agreement asset was reduced by $1,086,000. In 2003, payments of $938,000 were made and the balance due of $312,000 for 2003 was paid in January 2004. The expense of the royalty agreement asset is classified in the Statement of Income in Cost of Goods Sold. In addition, the Company recorded $228,000 of interest expense related to the accretion of the minimum royalty payments liability.

        Other intangible assets of $814,000 in 2002 consisted solely of non-compete agreements, which are amortized over 5 to 7 years, and are reflected net of accumulated amortization of $1,666,000 at December 31, 2002. Amortization expense related to intangible assets (excluding goodwill) amounted to $472,000, $409,000 and $373,000 for 2003, 2002 and 2001, respectively. Estimated amortization expense for the next five fiscal years is as follows: $398,000 (2004), $296,000 (2005), $274,000 (2006), $206,000 (2007) and $141,000 (2008).

        During the first quarter of 2002, in accordance with the goodwill impairment provisions of SFAS No. 142, the Company identified its reporting units and allocated its assets and liabilities, including goodwill, to its reporting units. In addition, the Company had a valuation of certain of its reporting units done by an independent appraiser, as of January 1, 2002, to assist the Company in determining if there had been an impairment in the goodwill of any of its reporting units. Based on this appraisal and additional analyses performed by the Company, it was determined that there had been an impairment of goodwill in two reporting units. As a result, the Company recorded an impairment charge of $32,905,000 offset by a tax benefit of $2,743,000. Such charge was recorded as a cumulative effect of change in accounting principle in 2002.

        As a result of the allocation of the goodwill and the recognition of the impairment charge, goodwill by reportable segment is as follows (in thousands):

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  27

Notes to Consolidated Financial Statements (Continued)

	MH Segment	RV Segment	Total

Balance—January 1, 2002	$33,859	$5,018	$38,877
Impairment charge	(30,698)	(2,207)	(32,905)
Acquisitions in 2002		1,071	1,071

Balance—December 31, 2002	3,161	3,882	7,043
Acquisitions in 2003		5,290	5,290

Balance—December 31, 2003	$3,161	$9,172	$12,333

        The Company has elected to perform its annual goodwill impairment procedures for all of its reporting units as of November 30, and therefore, the Company updated its carrying value calculations and fair value estimates for each of its reporting units as of November 30, 2003. Based on the comparison of the carrying values to the estimated fair values, the Company has concluded that no additional goodwill impairment existed at that time. The Company plans to update its review as of November 30, 2004, or sooner, if events occur or circumstances change that could reduce the fair value of a reporting unit below its carrying value.

        The following is a reconciliation to adjust previously reported annual financial information to exclude goodwill amortization expense (in thousands, except per share amounts):

Year Ended December 31, 2001

Income from continuing operations, as reported	$9,830
Goodwill amortization expense, net of taxes	1,623

Adjusted income from continuing operations	$11,453

Income per share (basic and diluted):
As reported	$1.02
Adjusted	$1.18

Discontinued Operations

        The axle and tire refurbishing business of LTA did not perform well from 2000 through 2002, primarily due to increased competition and the decline in the manufactured housing industry, which severely affected operating margins. In January 2001, the axle and tire refurbishing business closed two of its five factories and in July 2001, a third such operation was sold. In September 2002, the Company converted one of its two remaining tire and axle refurbishing facilities to an RV window production facility. The last axle and tire refurbishing operation was sold in January 2003 at a small gain. As a result, the axle and tire refurbishing business is classified as discontinued operations in the Consolidated Financial Statements pursuant to SFAS No. 144, adopted by the Company effective January 1, 2002. Discontinued operations is presented net of tax expense (benefit) of $26,000, $(102,000) and $(503,000) for the years ended December 31, 2003, 2002 and 2001.

        Discontinued operations consisted of the following at December 31, 2002 (in thousands):

Cash	$122
Accounts receivable	271
Inventories	604
Prepaid expenses and other current assets	100
Fixed assets	107
Deferred charges and other assets	7

Total assets	$1,211

Accounts payable	$129
Accrued liabilities	371

Total liabilities	$500

        LTA continues to own a factory in Texas which was previously utilized in its axle and tire refurbishing business. This factory is being leased to the purchaser of LTA’s Texas operation. Since it is not probable that this factory will be sold within one year, it is not considered as held for sale under SFAS No.144, and is not included in discontinued operations in the Consolidated Financial Statements.

        The proceeds from the disposition of all other significant assets of LTA’s axle and tire refurbishing business, consisting primarily of inventory and accounts receivable, were collected in January 2003 and resulted in a small gain.

        The discontinued axle and tire refurbishing business had previously been included in the Company’s MH segment, and had revenues of $11.2 million and $14.7 million, in 2002 and 2001, respectively.

4.     INVENTORIES

        Inventories consist of the following (in thousands):

	December 31,

	2003	2002

Finished goods	$7,438	$7,681
Work in process	1,165	1,408
Raw materials	28,708	28,054

Total	$37,311	$37,143

5. FIXED ASSETS Fixed assets, at cost, consist of the following (in thousands):

	December 31,		Estimated Useful Life in Years

	2003	2002

Land	$6,897	$6,883
Buildings and improvements	54,329	53,360	10 to 39
Leasehold improvements	1,616	1,464	2 to 11
Machinery and equipment	39,617	35,838	3 to 10
Transportation equipment	2,452	2,568	3 to 7
Furniture and fixtures	4,432	3,775	3 to 10
Construction in progress	144	1,041

	109,487	104,929
Less accumulated depreciation and amortization	37,276	30,888

Fixed assets, net	$72,211	$74,041

Depreciation and amortization of fixed assets consists of (in thousands):

	Year Ended December 31,

	2003	2002	2001

Charged to cost of sales	$6,354	$5,604	$4,944
Charged to selling, general and administrative expenses	726	694	678

Total	$7,080	$6,298	$5,622

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,

	2003	2002

Accrued employee compensation and fringes	$12,033	$9,556
Income taxes	1,171	1,047
Accrued expenses and other	6,490	7,096

Total	$19,694	$17,699

DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 29

Notes to Consolidated Financial Statements (Continued)

7.     RETIREMENT AND OTHER BENEFIT PLANS

        The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $994,000, $914,000 and $608,000 to these Plans during the years ended December 31, 2003, 2002 and 2001, respectively.

8.     LONG-TERM INDEBTEDNESS

        Long-term indebtedness consists of the following (in thousands):

	December 31,

	2003	2002

Senior Notes payable at the rate of $8,000 per annum on January 28, with interest
payable semi-annually at the rate of 6.95% per annum	$16,000	$24,000
Notes payable pursuant to a Credit Agreement expiring October 15, 2005 consisting of a line of credit, not to exceed $30,000; interest at prime rate or LIBOR plus
a rate margin based upon the Company’s performance (a) (b)		2,900
Industrial Revenue Bonds, interest rates at December 31, 2003, 3.18% to 6.28%,
due 2008 through 2017; secured by certain real estate and equipment	7,858	8,871
Real estate mortgage payable at the rate of $70 per month with a balloon payment
of $3,371 in May 2006, interest at 9.03% per annum	4,484	4,894
Other loans primarily secured by certain real estate and equipment, due 2006 to 2016,
primarily fixed rates of 6.52% to 7.75% (c)	6,414	8,140

	34,756	48,805
Less current portion	9,931	9,993

Total long-term indebtedness	$24,825	$38,812

(a)	Pursuant to the performance schedule, the interest rate on LIBOR loans was LIBOR plus 1.5 percent at December 31, 2003 and 2002.

(b)	As of December 31, 2003, the Company had letters of credit of $2.9 million outstanding under this Credit Agreement.

(c)

During 2003, the Company prepaid $1.4 million of other loans with interest rates of 7.75 percent to 7.90 percent. There were no penalties on such pre-payment. The Company also negotiated the lowering of a fixed interest rate on one instrument from 8.72% to 6.52%.

        Pursuant to the Senior Notes, the Credit Agreement, and certain of the other loan agreements, the Company is required to maintain minimum net worth and interest and fixed charge coverages and to meet certain other financial requirements. The Company is in compliance with all such requirements. Certain of the Company’s loan agreements contain prepayment penalties. Borrowings under the Senior Notes and the Credit Agreement are secured only by capital stock of the Company’s subsidiaries.

        The Company pays a commitment fee, accrued at the rate of 3/8 of 1 percent per annum, on the daily unused amount of the revolving line of credit.

        The Company has unsecured letters of credit outstanding, unrelated to the Credit Agreement, which aggregate $1.7 million at December 31, 2003.

        The approximate amount of maturities of long-term indebtedness (in thousands) are:

2004	$9,931
2005	9,693
2006	4,751
2007	1,226
2008	2,715
Thereafter	6,440

34,756
Less current portion	9,931

Total long-term indebtedness	$24,825

        The Company believes the interest rates on instruments similar to its debt approximate the rates paid by the Company. Therefore, the book value of such debt approximates fair value at December 31, 2003 and 2002.

9. INCOME TAXES The income tax provision in the Consolidated Statements of Income is as follows (in thousands):

	Year Ended December 31,

	2003	2002	2001

Current:
Federal	$10,009	$7,137	$5,706
State	1,476	998	574
Deferred:
Federal	516	1,475	111
State	(133)	273	(27)

Total income tax provision	$11,868	$9,883	$6,364

The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

	Year Ended December 31,

	2003	2002	2001

Income tax at Federal statutory rate	$10,935	$8,976	$5,668
State income taxes, net of Federal income tax benefit	873	826	356
Non-deductible expenses	90	79	465
Other	(30)	2	(125)

Provision for income taxes	$11,868	$9,883	$6,364

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows (in thousands):

	December 31,

	2003	2002

Deferred tax assets:
Accounts receivable	$465	$452
Inventories	885	683
Goodwill and other assets	4,055	4,454
Accrued insurance	764	349
Employee benefits	836	793
Other accruals	711	867

Total deferred tax assets	7,716	7,598

Deferred tax liabilities:
Fixed assets	3,920	3,517

Net deferred tax asset	$3,796	$4,081

        The Company concluded that it is more likely than not that the deferred tax assets at December 31, 2003 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

        Tax benefits on stock option exercises of $864,000, $468,000 and $13,000 were credited directly to stockholders’ equity for 2003, 2002 and 2001, respectively.

        Net deferred tax assets are classified in the Consolidated Balance Sheets as follows (in thousands):

	December 31,

	2003	2002

Prepaid expenses and other current assets	$3,547	$3,214
Other assets	249	867

	$3,796	$4,081

        Also, included in prepaid expenses and other current assets are Federal income tax refunds receivable of $852,000 and $1,742,000 at December 31, 2003 and 2002, respectively.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  31

Notes to Consolidated Financial Statements (Continued)

10.     COMMITMENTS AND CONTINGENCIES

Leases

        The Company’s lease commitments are primarily for real estate, machinery and equipment, and vehicles. The significant real estate leases provide for renewal options and periodic rental adjustments to reflect price index changes and require the Company to pay for property taxes and all other costs associated with the leased property.

        Future minimum lease payments under operating leases at December 31, 2003 are summarized as follows (in thousands):

2004	$3,094
2005	1,682
2006	1,021
2007	610
2008	381
Thereafter	214

Total lease obligations	$7,002

        Included in the above table are the remaining commitments regarding a sale and leaseback of equipment made during 2001. In addition, the Company has an option to repurchase such equipment for $1,554,000 in 2004.

        Rent expense was $4,896,000, $4,608,000 and $4,256,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company has employment contracts with six of its employees and six consultants, which expire on various dates through July 2008. The minimum commitments under these contracts are $1,793,000 in 2004, $699,000 in 2005, $269,000 in 2006, $100,000 in 2007 and $55,000 in 2008. In addition, the contracts with three of the employees, and an arrangement with one other employee of the Company, provide for incentives to be paid based on a percentage of profits, as defined.

11.     STOCKHOLDERS’ EQUITY

Stock-Based Awards

        In May 2002, the Company’s Stockholders voted to adopt the Drew Industries Incorporated 2002 Equity Award and Incentive Plan (the “2002 Equity Plan”), to replace the prior Stock Option Plan (“Prior Plan”). Pursuant to the 2002 Equity Plan, the Company may grant its directors, employees, and consultants Drew Common Stock-based awards, such as options and restricted or deferred stock. The number of shares of Common Stock reserved for awards was 850,000 plus the 70,666 shares that remained available for grant under the Prior Plan.

        The 2002 Equity Plan provides for the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, and non-qualified stock options. Under the 2002 Equity Plan, as under the Prior Plan, the Compensation Committee (“the Committee”) determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the 2002 Equity Plan, and the exercise price of options granted under the 2002 Equity Plan, are subject to adjustments that may be made by the Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate actions.

        The exercise price for options granted under the 2002 Equity Plan shall be at least equal to 100 percent of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Drew Common Stock held for a minimum of six months. Options granted under the 2002 Equity Plan become exercisable in annual installments as determined by the Committee.

        In 2003 and 2002, pursuant to the 2002 Equity Plan, the Company awarded 12,503 and 4,604 deferred stock units, respectively, to certain directors in lieu of cash fees earned by such directors. The number of deferred stock units awarded is determined by dividing 115% of the fee earned by the closing price of the Common Stock on the date the fees were earned. The deferral period is generally two years from the date of the election to defer, unless extended.

Transactions in stock options and deferred stock units under the 2002 Equity Plan and the Prior Plan are summarized as follows:

	Deferred Stock Units		Stock Options

	Number of Shares	Stock Price at Date of Issuance	Number of Option Shares	Option Price

Outstanding at December 31, 2000			906,734
Granted			262,500	$9.10-$ 9.25
Exercised			(14,324)	$6.94
Canceled			(33,000)	$8.82-$12.50
Expired			(15,000)	$10.75

Outstanding at December 31, 2001			1,106,910
Issued	4,604	$13.74-$16.30
Granted			20,000	$15.75
Exercised			(264,710)	$5.68-$12.48

Outstanding at December 31, 2002			862,200
Issued	12,503	$15.17-$25.56
Granted			396,500	$25.56-$27.60
Exercised			(268,380)	$8.81-$12.50
Canceled			(6,000)	$8.81-$12.50

Outstanding at December 31, 2003	17,107	$13.74-$25.56	984,320	$5.68-$27.60

Exercisable at December 31, 2003			336,520	$5.68-$15.75

        The number of shares available for granting awards under the 2002 Equity Plan was 493,059 and 896,062 at December 31, 2003 and 2002, respectively. The number of shares available for awards under the Prior Plan was 70,666 at December 31, 2001.

        The following table summarizes information about stock options outstanding at December 31, 2003:

Option Exercise Price	Shares Outstanding	Option Remaining Life (Years)	Shares Exercisable

$5.68	15,000	2.0	15,000
$8.81	159,000	1.9	94,600
$9.10	204,820	3.9	56,920
$9.20	15,000	2.0	15,000
$9.25	15,000	3.0	15,000
$9.31	150,000	1.9	120,000
$11.63	9,000	1.3	2,400
$15.75	20,000	5.0	20,000
$25.56	371,500	5.9	—
$27.60	25,000	6.0	—

        Outstanding stock options expire in five to six years from the date they are granted; options vest over service periods that range from one to five years.

Weighted Average Common Shares Outstanding

        The following reconciliation details the denominator used in the computation of basic and diluted earnings per share:

	Year Ended December 31,

	2003	2002	2001

Weighted average shares outstanding for basic earnings per share	10,075,406	9,789,513	9,660,501
Common stock equivalents pertaining to:
Stock options	221,502	219,114	5,368

Total for diluted shares	10,296,908	10,008,627	9,665,869

DREW INDUSTRIES INCORPORATED 2003 ANNUAL REPORT 33

Notes to Consolidated Financial Statements (Continued)

12.     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The sum of per share amounts for the four quarters may not equal the total per share amounts for the year as a result of changes in the weighted average common shares outstanding.

        Interim unaudited financial information follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Year Ended December 31, 2003
Net sales	$80,827	$89,410	$96,107	$86,772	$353,116
Gross profit	17,950	22,883	25,470	20,378	86,681
Income from continuing operations	5,138	8,778	10,768	6,559	31,243
Discontinued operations	138	—	—	(90)	48
Net income	3,266	5,345	6,582	4,230	19,423
Net income per common share:
Income from continuing operations
Basic	.31	.53	.65	.42	1.92
Diluted	.31	.52	.64	.41	1.88
Discontinued operations
Basic	.02	—	—	—	—
Diluted	.01	—	—	—	—
Net income
Basic	.33	.53	.65	.42	1.92
Diluted	.32	.52	.64	.41	1.88
Stock Market Price (a)
High	$16.24	$18.25	$19.10	$28.28	$28.28
Low	$14.95	$15.01	$17.90	$18.69	$14.95
Close (at end of quarter)	$15.21	$18.20	$18.51	$27.80	$27.80

(a)

On December 11, 2003, the Company’s stock was listed for trading on the New York Stock Exchange under the symbol “DW.” Simultaneously, the Company’s stock ceased trading on the American Stock Exchange.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year

Year Ended December 31, 2002
Net sales	$72,187	$85,718	$89,217	$78,309	$325,431
Gross profit	18,048	21,507	21,112	17,920	78,587
Income from continuing operations	3,649	4,807	4,691	2,617	15,764
Discontinued operations	(117)	(40)	9	(52)	(200)
Cumulative effect of change in accounting principle	(30,080)			(82)	(30,162)
Net income (loss)	(26,548)	4,767	4,700	2,483	(14,598)
Net income per common share:
Income from continuing operations
Basic	.38	.49	.48	.26	1.61
Diluted	.37	.48	.47	.26	1.57
Discontinued operations
Basic	(.01)	—	—	—	(.02)
Diluted	(.01)	—	—	—	(.02)
Cumulative effect of change in accounting principle
Basic	(3.11)	—	—	(.01)	(3.08)
Diluted	(3.05)	—	—	(.01)	(3.01)
Net income (loss)
Basic	(2.74)	.49	.48	.25	(1.49)
Diluted	(2.69)	.48	.47	.25	(1.46)
Stock Market Price
High	$14.98	$17.03	$16.90	$16.50	$17.03
Low	$10.90	$11.50	$13.50	$15.25	$10.90
Close (at end of quarter)	$12.70	$16.45	$15.55	$16.05	$16.05
34

13.     SUBSEQUENT EVENT

        In February 2004, the Company sold certain intellectual property rights relating to a process used to manufacture a new composite material. Simultaneously with the sale, the Company entered into an equipment lease and a license agreement with the buyer. As a result, the Company plans to produce the new composite material for use in certain bath products for the manufactured housing, modular housing, and recreational vehicle industries on an exclusive, royalty-free basis. The Company will also have the right to use the new composite material on a royalty-free, non-exclusive basis to manufacture various other products for the manufactured housing, modular housing, and recreational vehicle industries. Sales of these new products, if any, are not expected to be significant in 2004.

        The sale price for the intellectual property rights was $4.0 million, consisting of cash of $100,000 at closing and a note of $3.9 million, payable over five years. The note bears interest at increasing annual interest rates, and is secured by a lien on the intellectual property rights sold, a right of offset against the lease, and a guaranty. The note is convertible into an equity interest in any new venture that the buyer may form to promote this process. In February 2004 the Company received the first payment under the note for $400,000.

        Drew is evaluating the potential gain on sale, and currently anticipates that it will record a first quarter pre-tax gain of approximately $500,000 ($300,000, or $.03 per diluted share, after tax) after all related costs and valuations. Future gain, if any, will be recorded when any payments on the remaining $3.5 million balance of the note are received.

Per Share Market Price Range

        The Company’s common stock is traded on the New York Stock Exchange. A summary of the high and low closing prices of the Company’s common stock on the New York Stock Exchange is as follows:

	2003		2002

	High	Low	High	Low

Quarter Ended March 31	$16.24	$14.95	$14.98	$10.90
Quarter Ended June 30	$18.25	$15.01	$17.03	$11.50
Quarter Ended September 31	$19.10	$17.90	$16.90	$13.50
Quarter Ended December 31	$28.28	$18.69	$16.50	$15.25

        The closing price per share for the common stock on February 27, 2004 was $36.41 and there were 733 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.

Dividend Information

        Drew has not paid any cash dividends on its outstanding shares of Common Stock.

Forward-Looking Statements and Risk Factors

        This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive position, growth opportunities for existing products, plan and objectives of management, markets for Drew common stock and other matters. Statements in this report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements, including, without limitation those relating to our future business prospects, revenues and income, wherever they occur in this report, are necessarily estimates reflecting the best judgment of our senior management, at the time such statements were made, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this report.

        There are a number of factors, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly steel, vinyl, aluminum, glass, and ABS resin), availability of retail and wholesale financing for manufactured homes, availability and costs of labor, inventory levels of retailers and manufacturers, levels of repossessed manufactured homes, the financial condition of our customers, interest rates, and adverse weather conditions impacting retail sales. In addition, national and regional economic conditions and consumer confidence may affect the retail sale of recreational vehicles and manufactured homes.

DREW INDUSTRIES INCORPORATED   2003 ANNUAL REPORT  35

Independent Auditors’ Report

The Board of Directors and Stockholders
Drew Industries Incorporated:

        We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002.

Stamford, Connecticut
February 11, 2004

Management’s Responsibility for Financial Statements

        The management of the Company has prepared and is responsible for the consolidated financial statements and related financial information included in this report. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which are consistently applied and appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management’s best judgements and estimates. Such estimates, which are evaluated on an ongoing basis, are based on historical experience and other factors believed to be reasonable under the circumstances.

        The Company maintains accounting and other control systems which provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Although accounting controls are designed to achieve this objective, it must be recognized that errors or irregularities may occur. In addition, it is necessary to assess and consider the relative costs and the expected benefits of the internal accounting controls.

        The Company’s independent auditors, KPMG LLP, provide an independent, objective review of the consolidated financial statements and underlying transactions. They perform such tests and other procedures as they deem necessary to express an opinion on the financial statements. The report of KPMG LLP accompanies the consolidated financial statements.

LEIGH J. ABRAMS	FREDRIC M. ZINN
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

36

Top Photo (from left to right): David L. Webster, L. Douglas Lippert, James F. Gero, Edward W. Rose, III, Leigh J. Abrams, Frederick B. Hegi, Jr., Gene H. Bishop, David A. Reed.

Corporate Information

BOARD OF DIRECTORS

Edward W. Rose, III(1)
Chairman of the Board of
Drew Industries Incorporated
President of Cardinal Investment Company

James F. Gero(1)(2)(3)
Chairman and Chief Executive Officer
of Sierra Technologies, Inc.

Gene H. Bishop(1)(3)
Retired Bank Executive

Frederick B. Hegi, Jr.(2)(3)
Founding Partner
Wingate Partners

David A. Reed(2)(3)
Managing Partner of Causeway Capital
Partners, L.P.

Leigh J. Abrams
President and Chief Executive Officer of
Drew Industries Incorporated

L. Douglas Lippert
Chairman of Lippert Components, Inc.

David L. Webster
Chairman, President and Chief Executive
Officer of Kinro, Inc.

Members of the Committees of the Board
of Directors, as follows:

(1) Compensation Committee
(2) Audit Committee
(3) Corporate Governance and
      Nominating Committee

CORPORATE OFFICERS

Leigh J. Abrams
President and Chief Executive Officer

Fredric M. Zinn
Executive Vice President and
Chief Financial Officer

John F. Cupak
Director of Taxation and Internal Audit,
and Secretary

Joseph S. Giordano III

Corporate Controller and Treasurer

FORM 10-K

A copy of the Annual Report on Form 10-K
as filed by the Corporation with the
Securities and Exchange Commission is
available upon request, without charge,
by writing to:

  Secretary
  Drew Industries Incorporated
  200 Mamaroneck Avenue
  White Plains, NY 10601

GENERAL COUNSEL

Harvey F. Milman, Esq.
Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100
(800) 937-5449
website: www.amstock.com

EXECUTIVE OFFICES

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098
website: www.drewindustries.com
E-mail: drew@drewindustries.com

KINRO, INC.

  Better Bath, a division of Kinro, Inc.
David L. Webster
Chairman, President and
Chief Executive Officer
  Corporate Headquarters
  4381 Green Oaks Boulevard
  West  Arlington, TX 76016
  (817) 483-7791

LIPPERT COMPONENTS, INC.

L. Douglas Lippert
Chairman

Jason Lippert
President and Chief Executive Officer
  Corporate Headquarters
  2766 College Avenue
  Goshen, IN 46526
  (574) 535-2085

CORPORATE GOVERNANCE

Copies of the Company’s Governance
Principles, Guidelines for Business
Conduct, Code of Ethics for Senior
Financial Officers, and the Charters
and Key Practices of the Audit,
Compensation, and Corporate
Governance and Nominating Committees are on the Company’s website, and are available upon request, without charge, by writing to:

  Secretary
  Drew Industries Incorporated
  200 Mamaroneck Avenue
  White Plains, NY 10601

DREW DREW INDUSTRIES INCORPORATED 200 Mamaroneck Avenue, White Plains, NY 10601 www.drewindustries.com